
February 2, 2024

Maximiliano Ojeda
Chief Executive Officer
MGO Global Inc.
1515 SE 17th Street, Suite 121/#460236
Fort Lauderdale, Florida 33346

      Re: MGO Global Inc.
          Registration Statement on Form S-3
          Filed on January 24, 2024
          File No. 333-276680

Dear Maximiliano Ojeda:

      We have conducted a limited review of your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed January 24, 2024

Selling Securityholders, page 10

1. Please revise your prospectus to provide the disclosure called for by Item 507 of Regulation S-K with respect to the resale offering being registered, or tell us in your response letter why you believe you are not required to provide this information. We note in this regard that you may not omit selling securityholder information pursuant to Rule 430B(b) because you do not appear to satisfy the requirements of Instruction I.B.1. of Form S-3.

General

2. Please note that Instruction I.A.3 of Form S-3 requires, among other things, that you have been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of this registration statement. Your registration statement for your initial public offering went effective on

January 12, 2023. Accordingly, assuming you continue to timely file your required Exchange Act reports, prior to requesting effectiveness of this registration statement, please amend your Form S-3 on or after February 1, 2024. See Rule 401(c) of Regulation C and Securities Act Forms C&DI Question 115.06.

3.   We note your legal opinion filed as Exhibit 5.1 to your registration statement opines only upon the legality of common stock and preferred stock Please file a revised legal opinion that opines on the offering of warrants, debt securities, rights, and units.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Wofford